

June 30, 2014

Via E-mail
Dewan Fazlul Hoque Chowdhury
Chief Executive Officer
Nemaura Medical Inc.
Charnwood Building Holywell Park
Ashby Road
Loughborough, Leicestershire
United Kingdom
LE11 3AQ

> **Re:** **Nemaura Medical Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 16, 2014**
> **File No. 333-194857**

Dear Dr. Chowdhury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please update the disclosure on the prospectus cover page that management has not made a decision to seek quotation on the OTCBB at this time in view of your disclosure in the first paragraph on page 33 that you filed an application with FINRA for a trading symbol on the OTCBB.

Prospectus Summary, page 4

2.   We note your response to prior comment 1. However, it does not appear that you revised the disclosure in response to the first sentence of that comment. Therefore, please revise your disclosure to clarify whether you have clearance from the relevant regulatory bodies to commence human or other trials as we requested in prior comment 1.

3.   We note your response to prior comment 2. Please tell us why the key material points that you must complete before selling your product commercially mentioned in the bullet points on page 4 before the table of milestones on page 5 are different than the steps you plan to take to implement your strategy mentioned in the bullet points on pages 25-26 before the same table of milestones on page 26.

4.   We note your response to prior comment 3. Please revise your disclosure in the above mentioned bullet points on pages 4, 25 and 26 to clarify for investors how the steps are related to milestones in the table. For example, it is unclear from your disclosure which milestones on page 26 include the step mentioned in the bullet point on page 26 for you to develop your own specialty sales and marketing teams to market the watch in the United Kingdom and the European Union.

5.   Please revise the disclosure in the last bullet point on page 4 to explain what you mean when you refer to "Scale up of patch and device manufacture for commercial supplies."

6.   We note your response to prior comment 5. Since the target completion date for the first milestone in the tables on pages 5 and 26 is now two months later than the target completion date for that milestone mentioned on page 26 of your Form S-1 filed on March 28, 2014, ensure that you have updated the disclosure of the target completion dates for the remaining seven milestones mentioned in the tables. In this regard, we note that the target completion dates of the remaining milestones have not changed from your disclosure in your Form S-1 filed on March 28, 2014.

Determination of the Offering Price, page 18

7.   We note your response to prior comment 4. However, it appears that you deleted the disclosure in this section that your offering price of $.10 was based on the last price per share sold in a private offering of $.02 per share. Please expand the disclosure in this section to disclose the material factors considered in determining the offering price.

Description of Business, page 24

8.   Please update the disclosure in this section to briefly describe the letter of intent with the third party mentioned in Note 4 on page F-10, such as identify the third party and disclose the nature of the letter of intent.

9.   Please update the disclosure in this section to discuss the material terms of your March 2014 marketing rights agreement mentioned in Note 4 on page F-10. For example, identify the third party, disclose the duration of the agreement and disclose your material performance obligations under the agreement.

Competitor Data, page 29

10.   It is unclear how the chart under this heading provides information that is useful in assessing your potential competition, since it refers to FDA cleared devices, where you do not plan to seek FDA approval, but has no information about devices with CE marks. In addition, the medical jargon regarding accuracy is not likely to be understood by an average investor and it is difficult to understand what is meant by the column marked "10 hours." Finally, it is not clear why photographs of the products, and/or product users, will assist an investor in understanding your competitive position. Please revise or advise.

Intellectual Property, page 29

11.   We note the disclosure in this section that Nemaura has obtained the licenses to its patents and patent applications. Please clarify whether you have obtained the licenses from Nemaura Pharma. Also, please disclose the material terms of the agreements that you entered into in order to acquire the licenses and file, if material, the agreements as exhibits.

Government Regulation, page 30

12.   We note your response to prior comment 7 that you deleted any reference to approval from the FDA. However, you still disclose in a bullet point on page 26 that you may seek regulatory approval in the United States to support your licensing capabilities. Please delete the reference on page 26 to seeking approval in the United States.

13.   In light of your new disclosure on page 5 that your target completion dates are based upon "prior experience in the industry" it appears that you require significant additional details here about the CE mark approval process so that an average investor can understand better the usual approval process, including average approval times and clinical trial requirements, as well as possible factors that could cause delay.

Management's Discussion and Analysis, page 32

Results of Operations, page 34

14.   Please expand your discussion to briefly describe the arrangements with Pharma and NDM and the impact these arrangements have had and will have on operations and liquidity.

Revenue, page 34

15.   Please revise your disclosure to briefly discuss the impact that the Exclusive Marketing
        Rights Agreement mentioned in Note 4 on page F-10) has had and will have on
        operations and liquidity. Include a discussion of your continuing performance
        obligations under the agreement.

Liquidity and Capital Resources, page 35

16.   Please expand your discussion to include the timing and cash requirements of your
        product development and how you intend to finance the milestones.

Directors, Executive Officers, Promoters and Control Persons, page 37

17.   We note your response to prior comment 9. It appears from information depicted on the
        website at www.nemaura.co.uk that your executive officers mentioned on pages 37 and
        38 are officers of Nemaura Pharma, an entity that has the same address as you. Also, a
        "Continuous Glucose Monitoring Patch and device" depicted as in the pipeline on the
        website has completed the clinical stage of development and that entity has a "global
        option agreement with Global Pharma Co." for the device. However, it does not appear
        from the disclosure in your filing that you have completed clinical testing for your CGM
        watch and you do not mention an agreement with Global Pharma. As another example, it
        appears from your website that Nemaura Pharma licensed a series of patents from the
        University of Bath relating to the internal standard concept for non-invasive glucose
        monitoring. However, there is no disclosure in your filing that you licensed a series of
        patents from the university. Ensure that the disclosure on pages 37 and 38 and
        throughout your filing is consistent with information on the website and that your
        disclosure accurately reflects your business. For example, consider adding risk factors to
        highlight the amount of time that your officers devote to you if they are officers of
        Nemaura Pharma. As another example, consider adding a risk factor to highlight the
        conflict of interests. Also, expand the disclosure in the Competition section to discuss, if
        applicable, that Nemaura Pharma is marketing a product that may compete with your
        product.

Executive Compensation, page 40

18.   We note your response to prior comment 10. Please ensure that you have updated the
        disclosure in this section for the fiscal year ended March 31, 2014. In this regard, the
        disclosure in the table of the salary in 2014 for Dr. Chowdhury does not appear to be
        consistent with the disclosure elsewhere on page 40 of his annual salary of $161,000
        given he executed the employment agreement in November 2013. Also, disclosure in the
        table that Mr. Timol did not have any compensation appears to conflict with the
        disclosure in the first sentence on page 40 that at the present time Mr. Timol receives

cash compensation for his services. We note that you included similar disclosure about Mr. Timol on page 39 of your Form S-1 filed on March 28, 2014.

19. With a view toward disclosure in an appropriate section of your document, please tell us the amounts that your executive officers were paid by Nemaura Pharma and whether they will continue to receive payments from that entity.

Certain Relationships and Related Transactions, page 41

20. Please clarify whether the employees, equipment and facilities that Pharma and NDM used for the activities related to the services and expenses mentioned in this section will be conducted by you. Will you need to duplicate the facilities of Nemaura Pharma or NDM in order to conduct your business?

21. Please revise the disclosure in this section to clarify whether you have any written agreements with Pharma and NDM concerning the transactions mentioned in this section. If so, disclose the material terms of the agreements and file the agreements as exhibits.

Exhibits and Financial Statement Schedules, page II-3

22. Please file as an exhibit the marketing rights agreement mentioned on page F-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult, Staff Accountant at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Mitchell S. Nussbaum, Esq.